

July 25, 2011

<u>Via Facsimile</u>
Mr. Aditya Mittal
Chief Financial Officer
ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

     **Re: ArcelorMittal
            Form 20-F for the Year Ended December 31, 2010
            Filed February 22, 2011
            File No. 333-146371**

Dear Mr. Mittal:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Rufus Decker

                       Rufus Decker
                       Accounting Branch Chief

CC: <u>Via E-mail</u>
        John D. Brinitzer, Esq
        Clearly Gottlieb Steen & Hamilton LLP